77 K               PIMCO Commercial Mortgage Securities Trust, Inc.



On March 8, 2001, the Board of Directors of the PIMCO
Commercial Mortgage Securities Trust, Inc. (the Fund) approved the engagement of PricewaterhouseCoopers LLP (PwC) as its independent auditors for the fiscal year ending December 31, 2001 to replace the firm of Ernst & Young LLP (E&Y), who resigned as auditors of the Fund effective (date). The audit committee of the Board of Directors approved the change in auditors on (date).
The reports of E&Y on the Fund's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Fund's financial statements for each of the two fiscal years ended December 31, 1999 and 2000, there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of E&Y would have caused E&Y to make reference to the matter in their report.
In addition, there were no "reportable events" of the kind described in
Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended. The Fund has requested E&Y to furnish it a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter, dated August 28, 2001 is filed as Exhibit 77 Q1 to this Form NSAR.



/s/ Ernst & Young LLP